Exhibit 99.12

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Akumin Inc. (the “Company”)

151 Bloor Street West, Suite 603

Toronto, ON M5S 1S4

Item 2	Date of Material Change

April 15, 2019.

Item 3	News Release

A press release was issued through Canada NewsWire on April 15, 2019 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

The Company, through a subsidiary, entered into purchase agreements to acquire 27 imaging centers operated by Advanced Diagnostics Group, The Imaging Centers of West Palm Beach and Elite Radiology of Georgia (together, the “Targets”) for an aggregate purchase price of approximately US$214 million. In connection with the acquisition of the Targets, the Company entered into a binding commitment letter with BBVA Compass and BBVA Securities Inc. (the “Lenders”) pursuant to which the Lenders would provide Akumin Corp. with credit facilities totaling US$380 million, of which US$330 million would be advanced as a term facility, part of which would be used to finance the acquisition of the Targets, and US$50 million would be a revolver to be used primarily to fund future acquisitions.

Item 5	Full Description of Material Change

For a full description of the material change, please refer to the press release of the Company dated April 15, 2019 attached hereto as Schedule A.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:

Riadh Zine

President and Chief Executive Officer

Phone: 416-613-1391

Item 9	Date of Report

This report is dated April 25, 2019.

SCHEDULE A

PRESS RELEASE

See attached.

Akumin to acquire approximately US$30.3 million of EBITDA

through expansion in Florida and Georgia

April 15, 2019 – Toronto, ON – Akumin Inc. (TSX: AKU, AKU.U) (“Akumin” or the “Corporation”) announced today that it has, through its wholly-owned subsidiary Akumin Corp., entered into purchase agreements to acquire 27 imaging centers operated under Advanced Diagnostics Group (“ADG”), The Imaging Centers of West Palm and Elite Radiology of Georgia. All of these centers are managed by ADG’s management team. Pursuant to the purchase agreements, Akumin would acquire all of the issued and outstanding equity interests of ADG Acquisition Holdings, Inc., TIC Acquisition Holdings, LLC and SFL Radiology Holdings, LLC (collectively, the “Targets”).

The total purchase price for the Targets is approximately US$214 million of which US$25 million would be satisfied by the issuance of Akumin shares at a price of US$4.00 per share. A portion of the purchase price payable in respect of the acquisition of SFL Radiology Holdings, LLC is subject to an earnout based on annualized revenues earned in the first two quarters of 2020 less certain costs and expenses. Closing of the transactions is expected to occur during the second quarter of 2019 and is subject to customary closing conditions. Collectively, the Targets produced an adjusted EBITDA of approximately US$30.3 million on a last twelve months’ basis as at December 31, 2018.

In connection with the acquisition of the Targets, Akumin also announced that it has entered into a binding commitment letter with BBVA Compass and BBVA Securities Inc. (the “Lenders”) pursuant to which the Lenders would provide Akumin Corp. with credit facilities totaling US$380 million, of which US$330 million would be advanced as a term facility and US$50 million would be a revolver to be used primarily to fund future acquisitions. The proceeds of the term loan would be used to refinance approximately US$112 million of Akumin’s existing debt and to finance US$189 million of the purchase price payable in respect of the acquisition of the Targets, with the balance to be used for other potential acquisitions in the future.

“This acquisition will diversify our business offering by adding an established personal injury business to our network. We are excited to have Kevin Johnson, ADG’s Co-founder and CEO, and his team join our family,” said Riadh Zine, Akumin’s President and Chief Executive Officer. “We are also excited to have Dr. Richard Sarner, the Co-Founder and Medical Director of The Imaging Centers of West Palm, continue his role with Akumin.”

“In addition to becoming a shareholder of Akumin, Kevin will lead our personal injury business across the company to further expand our personal injury footprint across all of our markets. We also expect to optimize some of our existing Akumin centers as personal injury focused centers operating under the Advanced Diagnostics Group banner.”

“With these transactions we also enter the Georgia market,” Mr. Zine continued, “where we can leverage our expertise in a ‘certificate of need’ market and develop a new core geography for Akumin.”

About the Targets

Advanced Diagnostic Group operates 14 outpatient diagnostic imaging centers across Florida, each as an independent diagnostic testing facility, with a particular focus on personal injury imaging. In 2018, ADG’s management team took over management of The Imaging Centers of West Palm, which operates

7 outpatient diagnostic imaging centers in South Florida. ADG’s management team has also expanded in Georgia with SFL Radiology Holdings, LLC, which has the exclusive right to manage the non-clinical and administrative affairs of Elite Radiology of Georgia, LLC, a physician-owned practice which operates four outpatient diagnostic imaging centers and expects to have two additional centers operating in the Atlanta, Georgia area prior to closing of the transactions.

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois and Kansas. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form dated March 28, 2019, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

Riadh Zine

President and Chief Executive Officer

416-613-1391